Exhibit 99.1

8 June 2021

Market Update

Further to recent ASX Announcement requesting a Trading Halt and subsequent Suspension of Trading as well as questions from shareholders.

The company is limited in the detail that can be released at this time while the ASX consider a submission it has requested from the Company in relation to ASX Listing Rule 11.1 and 11.2 and Guidance Note 12.

The company will provide an update when available.

On behalf of the Board

Phillip Hains

Company Secretary

- - - END - - -

Level 3, 62 Lygon Street,	www.immuron.com
Carlton South, Victoria		Phone: + 61 (0)3 9824 5254
AUSTRALIA 3053	ABN: 80 063 114 045	Facsimile: + 61 (0)3 9822 7735